Item 3.  Properties

         The Registrant has its offices at 2920 Harrison Street, Davenport, Iowa. The Company rents approximately 700 square feet of space with furnishings at a monthly rate of 600.00 dollars.

         Registrant feels this office space is of adequate size and capacity to handle the business of Registrant and its anticipated growth for foreseeable future needs.